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                              September 16, 2022

       David Katzman
       Chief Executive Officer
       SmileDirectClub, Inc.
       414 Union Street
       Nashville, Tennessee 37219

                                                        Re: SmileDirectClub,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 9,
2022
                                                            File No. 333-267370

       Dear Mr. Katzman:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Your disclosure on page 13 defines selling stockholders as "persons or entities that, directly or indirectly,
have acquired, or will from time to time acquire from us, shares of
                                                        Class A common stock in
various private transactions." It appears you are relying on
                                                        Securities Act Rule
430B(b)(2) to omit the names of additional selling stockholders from the registration
statement. Please tell us how you concluded you satisfy the conditions set forth in Rule
430B(b)(2)(i)-(iii).

                                                        Please also disclose
the aggregate number of shares that you intend to register for resale by the selling
stockholders. Refer to Securities Act Rules Compliance and Disclosure
                                                        Interpretations
Questions 228.03 and 228.04. Please also file a revised legal opinion
 David Katzman
SmileDirectClub, Inc.
September 16, 2022
Page 2
      covering that number of shares.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid Katzman
                                                           Division of
Corporation Finance
Comapany NameSmileDirectClub, Inc.
                                                           Office of Life
Sciences
September 16, 2022 Page 2
cc:       David J. Goldschmidt, Esq.
FirstName LastName